UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.2)*

Under the Securities Exchange Act of 1934

Presstek, Inc.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

741113 10 4
(CUSIP Number)

Peter R. Kellogg
48 Wall Street
30th floor
New York, NY  10005
(212) 389-5841
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741113 10 4	Page 2 of 8

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons Peter R. Kellogg
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 9,238,055
	8	Shared Voting Power 200,000
	9	Sole Dispositive Power 9,238,055
	10	Shared Dispositive Power 200,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person. 9,438,055
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions).	☐
13	Percent of Class Represented by Amount in Ro (11): 25.6%
14	Type of Reporting Person (see instructions): IN, HC

CUSIP No. 741113 10 4	Page 3 of 8

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons IAT Reinsurance Company Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Bermuda
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 9,146,055
	8	Shared Voting Power none
	9	Sole Dispositive Power 9,146,055
	10	Shared Dispositive Power none
11	Aggregate Amount Beneficially Owned by Each Reporting Person. 9,146,055
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions).	☐
13	Percent of Class Represented by Amount in Ro (11): 24.8%
14	Type of Reporting Person (see instructions): CO

CUSIP No. 741113 10 4	Page 4 of 8

ITEM 1.	SECURITY AND ISSUER:

This Amendment No.2 amends and supplements that statement on Schedule 13D dated April 5, 2007, as amended on June 27, 2007, relating to shares of common stock, $0.01 par value per share (the “Shares”), of Presstek, Inc., a Delaware corporation (“Presstek”).  The principal executive offices of Presstek are located at 10 Glenville Street, Greenwich, Connecticut 06831.

This Amendment No. 2 reflects transactions and developments through April 1, 2010, relating to the reporting persons’ holdings of Presstek.

ITEM 2.	IDENTITY AND BACKGROUND:

(a)  This statement on Schedule 13D is filed on behalf of Peter R. Kellogg and IAT Reinsurance Company Ltd., a Bermuda limited liability company (“IAT”).  Mr. Kellogg is the sole owner of IAT’s voting stock, is a member of IAT’s board of directors, and is the President and CEO of IAT.  A joint filing agreement of Mr. Kellogg and IAT is attached hereto as Exhibit A.

(b)  The business address for Mr. Kellogg and IAT is 48 Wall Street, 30th floor, New York, NY 10005.

(c), (f)  Mr. Kellogg is an American citizen and a private investor.  IAT is a reinsurance company incorporated in Bermuda.

(d)-(e)  During the last five years, neither IAT, Mr. Kellogg, nor, to their knowledge, any of the directors or executive officers of IAT has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

The source of funds for the purchases of the Shares was derived from the working capital of IAT and its wholly-owned subsidiaries, the funds of the foundation administered by Mr. Kellogg, and the funds of the companies controlled by Mr. Kellogg.

ITEM 4.	PURPOSE OF TRANSACTION:

The Shares were acquired for investment purposes in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of Presstek.  Mr. Kellogg and IAT believe that the Shares represented an attractive investment opportunity.  Mr. Kellogg and IAT review their holdings of Presstek on an ongoing basis and, depending on such review and on various factors, including, without limitation, the price of the Shares, stock market conditions, the financial position and strategic direction of Presstek, and general economic and industry conditions, Mr. Kellogg and IAT may in the future take such actions with respect to their investment in Presstek as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares.  In addition, Mr. Kellogg and IAT may, alone or with others, pursue discussions with Presstek, other stockholders and third parties with regard to their investment in Presstek and/or otherwise change their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  Any purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg.  Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise.

CUSIP No. 741113 10 4	Page 5 of 8

Except as set forth herein, neither Mr. Kellogg nor IAT have any plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

(a)  As of the close of business on April 1, 2010, the reporting persons beneficially owned an aggregate of 9,438,055 Shares, constituting approximately 25.6% of the Shares outstanding.

(b)  This statement relates to 9,146,055 Shares held by IAT and its wholly-owned subsidiaries, 92,000 Shares held by companies and partnerships which are controlled by Mr. Kellogg, 100,000 shares held by Mr. Kellogg’s wife, Cynthia, and 100,000 Shares held by a foundation controlled by Mr. Kellogg and his wife.  Mr. Kellogg has sole dispositive and voting power with respect to the Shares owned by IAT and its subsidiaries.  By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares.  Mr. Kellogg disclaims beneficial ownership of the shares owned by his wife, by IAT and its subsidiaries and by the foundation controlled by Mr. Kellogg and his wife.  This statement should not be deemed to be an admission that Mr. Kellogg is a member of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c)  Below is a list of all transactions in Shares effected by the reporting persons since April 26, 2007, which was the date of the last Schedule 13D filing made by the reporting persons.  All of the transactions in the Shares set forth below were made by IAT and its wholly-owned subsidiaries, except for the purchase of 23,000 Shares on April 16, 2008, which were purchased by companies controlled by Mr. Kellogg.  All of the Share transactions during this period were purchases.  All transactions were open market transactions.

Forms 4 were filed by the reporting persons with the SEC to reflect all of these transactions.  Unfortunately, due to administrative error, only the Form 4 filings were made with the SEC and became public.  This Schedule 13D/A is being filed to amend and bring current all disclosure required of the reporting persons by Schedule 13D and relevant SEC rules.  Specifically, Rule 13d-2(a) required an amendment to Schedule 13D be filed following the purchases on April 16, 2008.

CUSIP No. 741113 10 4	Page 6 of 8

Date of Transaction	Number of Shares Purchased	Price per Share
3/23/10	13,105	$4.2955
3/22/10	13,950	$4.1845
3/19/10	14,000	$4.0035
3/18/10	50,000	$4.0876
3/17/10	40,994	$3.8134
3/16/10	57,128	$3.6498
3/15/10	1,878	$3.3474
4/16/08	23,000	$4.4100
4/16/08	781,822	$4.4100
12/31/07	100,000	$5.1100
12/28/07	89,600	$4.7900
12/27/07	110,400	$4.6600
12/26/07	100,000	$4.6300
9/4/07	100,000	$6.4090

(d)  The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

(e)  Not Applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Except as described in Item 5(d) above, to the best knowledge of Mr. Kellogg and IAT, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 or between such persons and any other person with respect to any securities of Presstek, including, but not limited to, transfer or voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit A --	Joint Filing Agreement between Peter R. Kellogg and IAT Reinsurance Company Ltd. to file this statement jointly on behalf of each of them.

Exhibit B --	Power of Attorney in favor of Marguerite R. Gorman to sign all 13D and 13G filings on behalf of Mr. Peter R. Kellogg. Incorporated by reference from a Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on April 5, 2007.

CUSIP No. 741113 10 4	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	April 2, 2010 New York, New York		/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg

IAT REINSURANCE COMPANY LTD.

Dated:	April 2, 2010 New York, New York	By:	/s/ Marguerite R. Gorman, attorney in fact
Name: Peter R. Kellogg Title: President and CEO